Triad Guaranty Inc.
101 South Stratford Road
Winston-Salem, NC 27104
January 31, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 03-09
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Triad Guaranty Inc. Form 10-K for the Year Ended December 31, 2005 File No. 000-22342
Dear Mr. Rosenberg:
We are in receipt of your letter dated December 22, 2006 regarding the above-captioned filing. We thank the staff for allowing an extension of time for our response to be filed in order for us to complete, and incorporate information related to our fourth quarter 2006 earnings release in our response. We appreciate the staff’s comments regarding the applicable disclosure requirements, and we will comply with the staff’s guidance to enhance the overall disclosures in future filings.
In responding to your letter, we thought it would be appropriate to restate your original comments utilizing the same numbering format. Our responses, which are intended to clarify some items and provide supplemental information for others, are located directly below your comments. In all cases we have stated how we plan to enhance the disclosures in future filings.
Form 10-K for the Year Ended December 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Losses and Expenses, page 38
1.	In a disclosure-type format, please tell us the method you utilize to calculate the loss reserve for defaults incurred but not reported. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserve for reported defaults, but there may be other methods as well.
Mortgage insurers are not permitted under generally accepted account principles to reserve for anticipated or projected future claims not associated with an actual default. We provide case based reserves on all reported defaults. Consistent with industry practice, we define a default as a loan that is reported to us as delinquent in excess of two payments at the reporting date and all reported delinquencies that were previously in excess of two payments past due and have not been brought current. In addition, we provide an incurred but not reported reserve for loans that are in excess of two payments past due at the reporting date that have not been reported to us as a default by a servicer or lender prior to the reporting date. The reserve for incurred but not reported defaults is estimated as a percentage of our actual reported defaults, based on historical analysis.
2.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present, preferably in a tabular format, the impact that reasonably likely changes in default rate, claim rate, and severity may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.
We confirm to you that the following is the anticipated wording for our 2006 Form 10-K.

We calculate our best estimate of the reserve for losses to provide for the estimated costs of settling claims on loans reported in default, and loans in default that are in the process of being reported to us, as of the date of our financial statements. Our reserving process incorporates various components in a model that gives effect to current economic conditions and segments defaults by a variety of criteria. The criteria include, among others, policy year, lender, geography and the number of months and number of times the policy has been in default, as well as whether the defaults were underwritten as flow business or as part of a structured bulk transaction. [The process of calculating the reserve for losses is illustrated in Appendix E.]

Frequency and severity are the two most significant assumptions in the establishment of our loss reserves. Frequency is used to estimate the ultimate number of paid claims associated with the current defaulted loans. The frequency estimate assumes that long-term historical experience, taking into consideration criteria such as those described in the preceding paragraph, and adjusted for current economic conditions that we believe will significantly impact the long-term loss development, provides a reasonable basis for forecasting the number of claims that will be paid. Severity is the estimate of the dollar amount per claim that will be paid. The severity factors are estimates of the percent of the risk in force that will be paid. The severity factors used are based on an analysis of the severity rates of recently paid claims, applied to the risk in force of the loans currently in default. The frequency and severity factors are updated quarterly.
The estimation of loss reserves requires assumptions as to future events, and there are inherent risks and uncertainties involved in making these assumptions. Economic conditions that have affected the development of loss reserves in the past may not necessarily affect development patterns in the future in either a similar manner or degree. To provide a measure of the sensitivity on pretax income and loss reserves carried on the balance sheet, we have provided the following table that quantifies the impact of percentage increases and decreases in both the average frequency and severity:

Effect on Pretax Income from Changes in Significant Assumptions
(Decrease)
	Increase Pretax Income	Pretax Income
10%* Increase (Decrease) in the Projected Claim Rates [Frequency] Utilized in the Loss Reserve Model	$XX	$(XX)
10%* Increase (Decrease) in the Projected Claim Amounts [Severity] Utilized in the Loss Reserve Model	$XX	$(XX)
10%* Increase (Decrease) in BOTH the Projected Claim Rates [Frequency] and Claim Amounts [Severity] Utilized in the Loss Reserve Model	$XX	$(XX)
*	Percent change is shown for purpose of illustration and may not be the percent change used in the actual disclosure. The percent change will be applied to the average frequency or severity factor. For example, if the frequency factor were 30%, a 10% increase would cause the frequency factor to be 33% .

The impact on loss reserves on the balance sheet would be to decrease reserves under favorable development and to increase reserves for unfavorable development. There would be no impact on liquidity resulting from the change in reserves. However, there would be a change in cash or invested assets equal to the increase or decrease in the ultimate paid claims related to the change in reserves. We believe that a XX% increase or decrease in frequency or severity is reasonably possible based on potential changes in future economic conditions and past experience. Economic conditions that could give rise to an increase in the frequency rate could be a sudden increase, or a prolonged period of increase in the unemployment rate while, conversely, a sudden drop in interest rates or a sustained period of economic and job growth could decrease the frequency rate. A sudden nationwide or widespread regional decline in home prices, or a prolonged period of flat or slowly depreciating home prices could increase the severity while a significant increase, or steady sustained growth in house price appreciation could decrease the severity.

Because the estimate for loss reserves is sensitive to the estimates of claims frequency and severity, we perform analyses to test the reasonableness of the best estimate generated by our loss reserve process. Our loss reserve estimation process and our analyses support the reasonableness of the best estimate of loss reserves recorded in our financial statements. See Losses and Expenses under Consolidated Results of Operations for a more detailed discussion of the reserves for losses and loss adjustment expenses.
Consolidated Financial Statements, page 61
Report of Independent Registered Public Accounting Firm, page 61
3.	Please provide an audit report that is signed by your independent registered public accounting firm and confirm that you will include a signed report in your future filings whenever an audit report is required.
Our financial printer and Edgar filer placed the conformed Ernst & Young signature on page 53 on their opinion on internal control over financial reporting but failed to place the same signature on the audit report on page 61 when filed on March 14. The error was inadvertent and detected immediately upon filing. A Form 10-K/A was submitted on March 21, 2006, with the delay due only to acquiring the required director signatures on the Form 10-K/A. We confirm that we will submit a signed audit report in all future filings.
Notes to Consolidated Financial Statements, page 66
Note 4. Reserve For Losses and Loss Adjustment Expenses, page 74
4.	It appears that you have significantly revised your provision for losses of insured events of prior years in 2005 and 2004. The 2004 and prior deficiency recognized in 2005 of $24 million represents 69% of the reserve for losses at December 31,

2004. The current disclosure does not fully explain the reasons these amounts could not be identified in earlier periods. Please provide the following to explain the reasons for your change in estimate for 2005 and 2004:
a.	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
b.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.
Address the following in your explanation:
i.	Explain how you use information obtained after the date of the financial statement in estimating reserves, for example, how you used information available in the first two months of 2004 in assessing reserves necessary at December 31, 2003 in estimating claim severity that had increased during the fourth quarter of 2003.

ii.	You refer to “loss mitigation efforts” related to loans in default at December 31, 2004. More fully explain what mitigation efforts took place, when they took place and if they took place before, during or after you noticed the higher severity trend.

iii.	Explain why a greater proportion of defaults existing at December 31, 2004 developed into pending and paid claims and why this could not be anticipated in reserving for 2004.

iv.	You state a claims backlog resulted in 2005 from the increase in pending claims. State when the backlog began, how you accounted for reserves related to the backlog, and what the claims backlog and backlog reserve was at December 31, 2004 and for each quarter ending in the year ended December 31, 2005.

v.	The explanation of the above should explain the loss ratios in each quarter. We note the loss ratios ranged from 23% to 27% for the five quarters ended March 31, 2005 then increased to 42% in the second quarter of 2005, declined to 38% in the third quarter of 2005, and increased to 49% in the fourth quarter of 2005.
Our reserve for losses is established by applying factors, developed using historical experience and adjusted for current economic conditions, to loans reported in default, and estimates of loans in default that are in the process of being reported to the Company. The default inventory is segmented into groupings with similar criteria (as identified in response to comment 2. above) to improve the predictability of the factors used in the loss reserve estimate. The reserves established represent our best estimate of the future cost of settlement of claims from the default inventory, using all relevant information available to us at the time the reserves were established.

The reserve for losses at December 31, 2004 was $34 million. Through December 31, 2005, we paid $46 million in losses and loss adjustment expenses for defaults existing at December 31, 2004, and had remaining reserves of $12 million on loans in default existing at December 31, 2004, which continued in default at December 31, 2005. As a result, through December 31, 2005, the total amount paid and reserved for defaults existing at December 31, 2004 was $58 million compared to a reserve at December 31, 2004 of $34 million, resulting in a deficiency of $24 million. The majority of the deficiency was generated from a higher than expected frequency of paid claims emerging from the default inventory, although there was a secondary impact on the deficiency from an increase in the frequency factors applied to the defaults remaining at December 31, 2005.

Actual experience has shown that the frequency factors, calculated from our historical data through December 31, 2004, understated the volume of claims that ultimately would be filed and paid in 2005 on defaults existing at December 31, 2004. On a quarterly basis, filed claims were relatively level throughout 2004 and through the first quarter of 2005, as illustrated in Appendix A. During the second quarter of 2005, filed claims increased significantly above historical levels. This increase in filed claims produced a higher rate of claim payments than implied by the frequency factors used in calculating the reserves for losses at December 31, 2004. The primary cause for the increase in the filed and paid claims during the second quarter of 2005 was the action of a major customer to accelerate its claim filing process, as well as appeal decisions with respect to certain claims previously denied or rescinded. The increase in the paid claims trend was new information we incorporated in our reserve calculations, resulting in a greater increase in loss reserves in the second quarter of 2005 (Appendix D1). The change in estimate for claim frequency increased the reserve for losses, and the deficiency from the December 31, 2004 reserves for losses, for all defaults existing at December 31, 2004 that were still classified as defaults at December 31, 2005. [Addresses 4a. and 4b.iii and partially 4b.v.]

Concurrent with the increase in filed claims in the second quarter of 2005, the severity of paid claims increased significantly during the quarter. In the normal course of the claims payment cycle, our ultimate loss is frequently reduced by loss mitigation. The most common mitigation opportunity is for the property to be sold before we are contractually required to pay a claim under the terms of the policy. In many cases, the sales price of the property is sufficient to reduce, and sometimes eliminate, our loss. Because of the volume of filed claims in the second quarter of 2005, and the adverse impact the additional volume had on our claims processing, our ability to reduce our losses through mitigation was diminished. As illustrated in Appendix B, this caused an increase in the severity of paid claims beginning in the second quarter of 2005 over our historical severity rates, increasing the deficiency from the December 31, 2004 reserve for losses. As a result of staff additions, system improvements, and changes in mitigation practices to purchase more properties, we improved our loss mitigation results and decreased our pending claims over the balance of 2005, as illustrated in Appendix C. [Addresses 4b.ii]

Prior to 2006, our claims settlement process included a quality assurance review of the underwriting and loan origination process on most filed claims. As our business grew, the quality assurance review began to slow down the claims settlement process, resulting in an increase in pending claims throughout 2004, also as illustrated in Appendix C. The increase in pending claims was exacerbated by the increase in the filed claims in the second quarter of 2005. Prior to 2006, our reserve calculation did not include a separate segment for pending claims and our frequency factors incorporated an assumed mix of pending claims into the overall frequency factor for each segment. We were aware that, when a change in the mix towards more pending claims occurs, our historical reserve factors had the potential to understate reserves. Therefore, in calculating the reserve for losses, consideration was given to the level of pending claims, even though they were not included as a separate segment. Historically this judgmental process was considered to be appropriate due to the relative stability of the level of pending claims within the inventory of defaults. However, because of the volatility experienced in the level of pending claims in recent periods, during 2006 we changed our reserve estimation process to treat pending claims as a separate segment with its own frequency factor. We believe the addition of a pending claim segment provides a better estimate of a key event in the loss recognition cycle. [Addresses 4.b.iv.]
Appendix D provides information on the components of the incurred losses and loss ratio for the 2004 and 2005 quarters. Incurred losses and the loss ratio reflect both paid claims and the change in the reserve for losses. The incurred loss ratio is subject to greater variability than the actual paid claim ratio due to the impact of the change in reserves that occurs when reserve factors are adjusted. In a quarter where frequency and/or severity factors are changed, the change in reserves is a multiple of the change that would have occurred absent adjustments to the reserve factors. During the second quarter of 2005, the loss ratio increased to 42% due to the combination of the high level of paid claims and a larger than historical reserve increase. As previously noted, we had a significantly higher than normal level of filed and paid claims in the second quarter, which impacted both the dollar amount of paid claims and the increase to the reserve for losses during the second quarter. During the fourth quarter of 2005 the loss ratio increased to 49% due to a $9.3 million increase in our reserve for losses. The increase in the reserve for losses was due to the combination of increased defaults from the impact of the 2005 hurricane season and an adjustment to the estimates for loss reserves in response to 2005 experience. [Addresses 4b.v.]

We monitor our reserve development on a quarterly basis to assess the reasonableness of the estimate of the reserve for losses. When we observe development trends that indicate the actual experience is developing differently from our estimates, we analyze the cause of the differences and determine what, if any, changes are necessary in our reserve estimation process. These changes are then incorporated in our reserve estimation process by updating the frequency and severity factors quarterly. While we review monthly information, it is difficult to draw meaningful conclusions from this data due to the volatility exhibited in a single month, and the length of the development period of the reserve for losses. [Addresses 4.b.i]
During 2006, the December 31, 2005 reserve for losses showed a minor deficiency for the quarter ended March 31, 2006, however, the deficiency increased substantially at the end of the second quarter of 2006. As a result of this new information, we adjusted our reserve segmentation during the third quarter of 2006 to improve the alignment of reserve factors with the profile of the inventory of defaults. Based on the changes made through the end of the third quarter, we believed the changes in estimates had substantially addressed the causes of the deficiency against the December 31, 2005 reserve for losses. However, during the fourth quarter of 2006, we had a significant increase in our paid loss severity due, we believe, to changes in the housing market, which resulted in our actual paid loss severity being in excess of the severity assumptions used to calculate the reserve for losses. Additional information on the cause of the changes in the fourth quarter 2006 severity, and the resulting change in the estimate of reserve for losses, is included in our Form 8-K filed January 25, 2007, which includes our fourth quarter 2006 earnings release and supplemental financial information for the quarter. (Attached as Appendix F).

For claims paid during the fourth quarter 2006 that were in default at December 31, 2005, the higher severity increased the deficiency against the December 31, 2005 reserve for losses. As a result of the higher paid claim severity experienced during the fourth quarter, the severity factors used in estimating the December 31, 2006 reserve for losses were increased. The increase in the reserve for losses also increased the deficiency against the December 31, 2005 reserve for losses for any defaults in the December 31, 2006 default inventory that also existed at December 31, 2005. As a result of the 2006 actual experience and changes in estimates for the reserve for losses during 2006, our financial statements for the period ended December 31, 2006 will report a deficiency against the December 31, 2005 reserve for losses of approximately $24 million.
We confirm and acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our response, please do not hesitate to contact me at (336) 723-1282, extension 1105 or contact Earl Wall, our general counsel, at extension 1108.
Sincerely,
/s/ Kenneth W. Jones
Kenneth W. Jones

Senior Vice President and Chief Financial Officer

Appendix A

Filed Claims by Quarter
First Quarter 2004 Through Fourth Quarter 2005
650
600
550
500
450
400
350
300
250
200
455
436
462
448
488
585
458
441
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05

Filed Data and Charts appendix a filed claims by quarter first quarter 2004 throught fourth quarter 2005 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Filed Claims 455 436 462 448 488 585 458 441

APPENDIX b Q4 2004 Q1 2005 Q2 2005 Q3 2005 Q4 2005 Average Severity $22.1 $23.7 $26.7 $25.7 $25.4 paid claims average severity five quarters ended december 2005

Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Pending Claims 507 707 820 841 833 859 967 859 752 appendix c pending claims number at quarter end

1st Qtr 04 2nd Qtr 04 3rd Qtr 04 4th Qtr 04 1st Qtr 05 2nd Qtr 05 3rd Qtr 05 4th Qtr 05 Earned Premium 33.8 34.2 35.8 37.2 38.8 41.1 44.1 45.0 Reported Incurred Losses 9.0 7.7 9.2 10.0 10.6 17.3 17.0 22.0 1st Qtr 04 2nd Qtr 04 3rd Qtr 04 4th Qtr 04 1st Qtr 05 2nd Qtr 05 3rd Qtr 05 4th Qtr 05 Paid Losses and Loss Adjustment Expense $6.1 $6.9 $7.5 $8.6 $9.8 $13.5 $13.7 $12.7 Increase In Reserves $2.8 $0.8 $1.8 $1.5 $0.8 $3.8 $3.2 $9.3 Incurred Losses 8.9 7.7 9.2 10.0 10.6 17.3 17.0 22.0 1st Qtr 04 2nd Qtr 04 3rd Qtr 04 4th Qtr 04 1st Qtr 05 2nd Qtr 05 3rd Qtr 05 4th Qtr 05 Earned Premium $33.8 $34.2 $35.8 $37.2 $38.8 $41.1 $44.1 $45.0 Loss Ratio 26.6% 22.5% 25.8% 27.0% 27.4% 42.0% 38.4% 48.9% components of incurred losses appendix d1 first quarter 2004 through fourth quarter 2005 paid losses and loss adjustment expense increase in reserves earned premiums and loss ratio appendix d2 earned premium loss ratio

Reserve Calculation

Appendix E

Defaulted Loan
X
Risk In Force
X
Frequency Factor
X
Severity Factor
Balance at time of default
X
Coverage %
21 Segments Age of Default
3 Segments
Fact from Admin. System
Calculation Facts From Admin. System
Calculation
•Paid Triangles
•36 Mth History
Calculation
•Severity Rate

Reserve Calculation Defaulted Loan X Fact from Admin. System Severity Factor Frequency Factor Risk In Force X X Calculation Facts From Admin. System Balance at time of default Coverage % X Calculation Paid Triangles 36 Mth History 21 Segments Age of Default Calculation Severity Rate 3 Segments Appendix E

Appendix F

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 25, 2007
Triad Guaranty Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-22342	56-1838519
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation)		Identification No.)
101 South Stratford Road
Winston-Salem, North Carolina 27104
(Address of principal executive offices) (zip code)
(336) 723-1282
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION
On January 25, 2007 the registrant issued a press release announcing its results of operations for the quarter ended December 31, 2006. This release is furnished as exhibit 99 hereto.
ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS
     (c) The following exhibit is furnished with this document and is not filed:

NUMBER	EXHIBIT

99	Press release issued by Triad Guaranty Inc. dated January 25, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Triad Guaranty Inc.

Date: January 25, 2007	By:	/s/ Kenneth W. Jones

	Name:	Kenneth W. Jones
	Title:	Senior Vice President and
Chief Financial Officer

FOR IMMEDIATE RELEASE
NEWS RELEASE
Triad Guaranty Inc.
NASDAQ Symbol: TGIC
www.triadguaranty.com

Contact:	Ken Jones
Senior Vice President, Chief Financial Officer
800-451-4872 ext.1105
kjones@tgic.com
TRIAD GUARANTY INC. REPORTS EARNINGS OF $8.1 MILLION
FOR THE FOURTH QUARTER AND ADDS $24.2 MILLION TO RESERVES
WINSTON-SALEM, N.C., January 25, 2007 — Triad Guaranty Inc. (NASDAQ: TGIC) today reported net income for the quarter ended December 31, 2006 of $8.1 million compared with $12.6 million for the same quarter a year ago, a decrease of 35%. Diluted earnings per share were $0.54 for the fourth quarter of 2006 compared with $0.85 for the fourth quarter of 2005, a decline of 36%. Realized investment losses, net of taxes, did not impact earnings in the fourth quarter of 2006, compared with realized investment gains of $0.01 per share in the same quarter of 2005.
Net income for the full year 2006 was $65.6 million compared with $56.8 million for 2005. Diluted earnings per share were $4.40 for the full year 2006 compared to $3.84 for 2005, an increase of 15%. Realized investment gains, net of taxes, contributed $0.07 per share for the full year 2006 and did not impact earnings per share in 2005.
Mark K. Tonnesen, President and Chief Executive Officer, said, “Despite many positive developments in the fourth quarter, our earnings are disappointing. While the increase in defaults and the number of paid claims was virtually on target, our average cost per paid claim increased significantly. The fundamental cause of the higher loss per claim was the impact of the slowing housing market on our claims mitigation efforts. A larger percentage of our claims paid in the fourth quarter were full option settlements, causing the average severity on both Primary and Modified Pool business to increase from the levels observed over the last five quarters. In response to this change, which emerged in the fourth quarter, we felt it was both prudent and necessary to adjust the severity factors utilized in our reserving methodology, which increased our reserves and, in turn, our incurred losses. The increase in the severity factors was the major driver of the $24.2 million increase in reserves during the quarter, although a portion of the increase was attributable to changes in our frequency factors and the natural growth and seasoning of our portfolio.”
Mr. Tonnesen continued, “Our fundamentals remain strong. Strong production and improved persistency throughout 2006 led to a 28% increase in insurance in force from the end of 2005, with earned premiums increasing 29% for the fourth quarter, and 25% for the full year, compared to the prior year periods. We also established a number of important new customer relationships . Portfolio performance remained solid with reserved default counts increasing only 5% during 2006 while insurance in force grew at 28%. Our expense ratio for the fourth quarter of 2006 dropped to 22.8% compared to 26.4% during the same quarter last year, primarily the result of the increase in written premiums during the period.”
Total insurance in force reached $56.8 billion at December 31, 2006, compared to $44.4 billion a year ago. Insurance in force included Primary of $34.1 billion and Modified Pool of $22.7 billion at December 31, 2006, compared with $29.8 billion and $14.6 billion, respectively, a year earlier. New insurance written during the fourth quarter of 2006 totaled $6.0 billion compared with $4.5 billion in the fourth quarter of 2005. Primary new insurance written for the fourth quarter of 2006 was $3.9 billion, up from $2.3 billion in the fourth quarter of 2005. New insurance written from Modified Pool transactions, which can vary substantially from quarter to quarter, totaled $2.1 billion in the fourth quarter of 2006 compared with $2.2 billion for the same period of 2005.
Earned premiums for the fourth quarter of 2006 were $58.2 million, an increase of 29% over the same period a year ago and up 8% from the third quarter of 2006. The increase in earned premiums was due to growth in insurance in force, including growth in non-traditional mortgage products that contain higher risk adjusted rates. Annual persistency on the Primary business was 76.6% at December 31, 2006 compared with 70.0% at December 31, 2005.
Incurred losses for the fourth quarter of 2006 were $41.3 million, up 114% from the third quarter 2006 and up 88% from the fourth quarter of 2005. Total paid claims for the fourth quarter of 2006 were $16.6 million, up from $13.6 million in the third quarter of 2006, and up 34% compared with the fourth quarter of 2005. Overall severity on paid claims was $27,900 in the fourth quarter of 2006, up from $25,300 in the third quarter of 2006 and $25,400 in the fourth quarter of 2005. Total defaults at December 31, 2006 were 8,566, up 13% from 7,588 at September 30, 2006, and up from 7,753 reported at December 31, 2005, with the continued seasoning of the Modified Pool portfolio accounting for the majority of the increase. The Primary delinquency rate was 2.47% at December 31, 2006 compared with 2.37% at September 30, 2006 and 2.58% at December 31, 2005. The Modified Pool delinquency rate was 2.67% at December 31, 2006 compared with 2.16% and 2.51% at September 30, 2006 and December 31, 2005, respectively.
Triad Guaranty Inc.’s wholly owned subsidiary, Triad Guaranty Insurance Corporation, is a nationwide mortgage insurer providing credit enhancement solutions to its lender customers and the capital markets. This allows buyers to achieve homeownership sooner, facilitates the sale of mortgage loans in the secondary market and protects lenders from credit default-related expenses. For more information, please visit the Company’s web site at http://www.triadguaranty.com
Operating income, which is net income excluding realized gains and losses, and diluted realized investment gains/(losses) per share, net of taxes, are non-GAAP measures. We believe these measures are relevant and useful information to investors because, except for losses on impaired securities, it shows the effect the Company’s discretionary sales of investments had on earnings. This document may contain forward-looking statements that involve various risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Attention is directed to the discussion of risk and uncertainties as part of the Safe Harbor statement under the Private Securities Litigation Reform Act of 1995 contained in the Company’s most recent annual report, Form 10-K and other reports filed with the Securities and Exchange Commission.
- ### -
(Relevant Triad Guaranty Inc. financial statistics and supplemental information follow this news release.)

Triad Guaranty Inc.
Consolidated Income Statement
(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2006	2005	2006	2005
	(Dollars in thousands except per share amounts)
Premiums written:
Direct	$70,605	$55,102	$256,706	$207,260
Ceded	(11,642)	(10,781)	(46,140)	(40,644)

Net premiums written	$58,963	$44,321	$210,566	$166,616

Earned premiums	$58,222	$44,971	$210,856	$168,997
Net investment income	7,178	5,944	26,696	22,998
Net realized investment gains (losses)	(52)	160	1,584	36
Other income	2	2	8	15

Total revenues	65,350	51,077	239,144	192,046

Net losses and loss adjustment expenses	41,300	21,979	94,227	66,855
Interest expense on debt	694	693	2,774	2,773
Amortization of deferred policy acquisition costs	4,179	3,836	16,268	14,902
Other operating expenses — net	9,268	7,882	35,556	29,610

Income before income taxes	9,909	16,687	90,319	77,906

Income taxes	1,806	4,127	24,684	21,093

Net income	$8,103	$12,560	$65,635	$56,813

Basic earnings per share	$0.55	$0.85	$4.44	$3.87
Diluted earnings per share	$0.54	$0.85	$4.40	$3.84

Weighted average common and common stock equivalents outstanding (in thousands)
Basic	14,777	14,724	14,770	14,691
Diluted	14,950	14,804	14,913	14,808

NON-GAAP INFORMATION:
Diluted realized investment gains (losses) per share, net of taxes	$—	$0.01	$0.07	$—

Triad Guaranty Inc.
Consolidated Balance Sheet

	(Unaudited)
	December 31,	December 31,
	2006	2005
	(Dollars in thousands except per share amounts)
Assets:
Invested assets:
Fixed maturities, available for sale, at market	$586,595	$534,064
Equity securities, available for sale, at market	10,417	8,159
Other Investments	5,000	—
Short-term investments	5,300	4,796

	607,312	547,019

Cash and cash equivalents	38,609	8,934
Deferred policy acquisition costs	35,143	33,684
Prepaid federal income tax	166,908	139,465
Other assets	47,659	38,401

Total assets	$895,631	$767,503

Liabilities:
Losses and loss adjustment expenses	$84,352	$51,074
Unearned premiums	13,193	13,494
Deferred income tax	176,483	155,189
Long-term debt	34,510	34,501
Other liabilities	16,869	14,054

Total liabilities	325,407	268,312

Stockholders’ equity:
Retained earnings	453,076	387,441
Accumulated other comprehensive income	12,018	11,106
Other equity accounts	105,130	100,644

Total stockholders’ equity	570,224	499,191

Total liabilities and stockholders’ equity	$895,631	$767,503

Stockholders’ equity per share:
Including unrealized investment gains	$38.38	$33.79
Excluding unrealized investment gains	$37.57	$33.04

Common shares outstanding	14,856,401	14,774,153

Triad Guaranty Inc.
Sequential Quarterly Statistical Information
(Unaudited)

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2006	2006	2006	2006	2005	2005	2005	2005	2004
	(Dollars in millions unless otherwise indicated)
Insurance In Force

Primary insurance in force:
- Flow business	$32,779	$31,012	$30,064	$29,510	$29,364	$29,327	$28,904	$28,314	$28,191
- Structured bulk transactions	1,330	1,094	719	381	428	492	585	687	773

Total Primary insurance in force	34,109	32,106	30,783	29,891	29,792	29,820	29,489	29,001	28,964
Modified Pool insurance in force	22,719	21,779	20,022	18,309	14,615	13,406	10,018	9,217	7,863

Total insurance in force	$56,828	$53,885	$50,804	$48,200	$44,407	$43,225	$39,507	$38,218	$36,827

Number of insured loans:
- Primary	225,531	219,287	216,458	215,736	217,397	219,159	219,256	217,657	218,011
- Modified Pool	112,555	110,650	107,653	101,934	85,091	78,241	59,581	55,182	48,563

Total number of insured loans	338,086	329,937	324,111	317,670	302,488	297,400	278,837	272,839	266,574

Average loan size:
- Primary	$151.2	$146.4	$142.2	$138.6	$137.0	$136.1	$134.5	$133.2	$132.9
- Modified Pool	$201.9	$196.8	$186.0	$179.6	$171.8	$171.3	$168.1	$167.0	$161.9

Credit quality of primary insurance in force(1)
Prime	80.4%	81.5%	82.9%	84.6%	84.9%	85.5%	86.2%	87.2%	87.7%
Alt-A	15.4%	14.1%	12.3%	10.4%	9.9%	9.2%	8.4%	7.6%	7.3%
A Minus	3.5%	3.6%	3.9%	4.1%	4.2%	4.3%	4.4%	4.3%	4.2%
Sub Prime	0.7%	0.8%	0.9%	0.9%	1.0%	1.0%	1.0%	1.0%	0.9%

Primary Alt A insurance in force by credit score:
FICO between 620 and 659	10.1%	11.6%	14.4%	17.9%	19.2%	20.0%	21.6%	22.7%	22.9%
FICO between 660 and 699	32.5%	33.9%	34.4%	34.0%	33.9%	34.4%	36.6%	38.0%	38.4%
FICO between 700 and 739	31.9%	30.3%	28.2%	27.1%	26.4%	26.0%	23.8%	22.7%	22.4%
FICO greater than 739	25.5%	24.2%	22.9%	21.0%	20.5%	19.6%	18.0%	16.5%	16.3%

Primary flow insurance in force subject to captive reinsurance arrangements	61.0%	62.9%	62.7%	59.7%	59.0%	58.3%	57.2%	56.7%	56.6%

Primary annual persistency rate	76.6%	75.3%	72.7%	71.1%	70.0%	69.7%	70.9%	69.0%	68.5%

(1)	The Credit Quality of loans notated above are defined as followed: Prime — All business that is not Alt A, A-, or subprime; Alt A — Loans with credit scores >= 620 and that were underwritten with low or no documentation;
A minus — Loans with credit scores >= 575 and <= 619; Subprime — Loans with credit scores less than 575

Triad Guaranty Inc.
Sequential Quarterly Statistical Information (con’t.)
(Unaudited)

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2006	2006	2006	2006	2005	2005	2005	2005	2004
	(Dollars in millions unless otherwise indicated)
Risk In Force — Primary

Primary net risk in force:
- Flow business	$7,447	$7,016	$6,781	$6,652	$6,624	$6,647	$6,509	$6,351	$6,337
- Structured bulk business	377	305	185	127	143	159	191	223	250

Total Primary net risk in force	$7,824	$7,321	$6,966	$6,779	$6,767	$6,806	$6,700	$6,574	$6,587

Primary risk in force by credit score
FICO less than 575	0.6%	0.7%	0.7%	0.8%	0.8%	0.9%	1.0%	1.0%	1.1%
FICO between 575 and 619	3.6%	3.7%	3.9%	4.1%	4.3%	4.4%	4.6%	4.6%	4.6%
FICO between 620 and 659	16.4%	16.7%	17.3%	17.8%	17.9%	18.2%	18.3%	18.1%	17.9%
FICO between 660 and 699	24.5%	24.5%	24.5%	24.5%	24.4%	24.4%	24.6%	24.7%	24.7%
FICO between 700 and 739	25.2%	24.7%	24.2%	23.9%	23.9%	23.8%	23.7%	23.8%	23.8%
FICO greater than 739	29.7%	29.8%	29.3%	28.9%	28.7%	28.3%	27.9%	27.8%	27.8%

Primary risk in force by policy year
2001 and prior	4.4%	5.0%	5.7%	6.4%	6.9%	7.6%	8.6%	9.7%	10.7%
2002	5.5%	6.3%	7.1%	8.0%	8.6%	9.5%	11.1%	12.6%	14.0%
2003	17.1%	19.4%	22.0%	24.6%	26.6%	29.3%	33.4%	37.3%	40.5%
2004	16.8%	19.3%	21.9%	24.4%	26.1%	28.2%	31.4%	34.2%	34.8%
2005	23.4%	26.3%	29.1%	31.3%	31.8%	25.4%	15.5%	6.2%	—
2006	32.8%	23.7%	14.2%	5.3%	—	—	—	—	—

Primary risk in force by loan type:
- Fixed	70.1%	71.0%	72.6%	73.8%	73.7%	73.6%	74.1%	75.6%	76.4%
- ARM (positive amortization)	18.3%	19.4%	19.8%	21.3%	22.2%	23.1%	23.9%	23.7%	23.1%
- ARM (potential negative amortization)	11.6%	9.6%	7.6%	4.9%	4.1%	3.3%	2.0%	0.7%	0.5%

Primary risk in force by property type:
- Condominium	9.6%	9.2%	8.7%	8.3%	7.8%	7.5%	7.2%	7.1%	6.9%
- Other (principally single-family detached)	90.4%	90.8%	91.3%	91.7%	92.2%	92.5%	92.8%	92.9%	93.1%

Primary risk in force by occupancy status:
- Primary residence	89.4%	89.7%	90.3%	91.3%	91.9%	92.7%	92.9%	93.3%	93.5%
- Second home	7.4%	7.0%	6.2%	5.3%	4.6%	3.9%	3.7%	3.4%	3.3%
- Non-owner occupied	3.2%	3.3%	3.5%	3.4%	3.5%	3.4%	3.4%	3.3%	3.2%

Primary risk in force by mortgage amount:
- $200,000 or less	58.4%	61.3%	64.3%	66.7%	67.7%	68.5%	69.9%	70.9%	71.2%
- Greater than $200,000	41.6%	38.7%	35.7%	33.3%	32.3%	31.5%	30.1%	29.1%	28.8%

Triad Guaranty Inc.
Sequential Quarterly Statistical Information (con’t.)
(Unaudited)

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2006	2006	2006	2006	2005	2005	2005	2005
	(Dollars in millions unless otherwise indicated)
Risk In Force — Modified Pool

Modified Pool gross risk in force	$890	$837	$764	$751	$616	$579	$489	$462
Deductibles on gross risk	$101	$94	$90	$83	$71	$68	$59	$53

Modified pool risk in force by credit score(2):
FICO less than 575	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.3%	0.3%
FICO between 575 and 619	0.8%	0.9%	1.0%	1.0%	1.1%	1.2%	1.6%	1.8%
FICO between 620 and 659	11.3%	11.6%	12.0%	12.2%	14.2%	14.8%	17.4%	18.3%
FICO between 660 and 699	31.0%	30.6%	30.2%	29.9%	31.1%	31.5%	33.2%	33.1%
FICO between 700 and 739	29.4%	29.4%	29.5%	29.7%	28.4%	28.1%	27.2%	26.7%
FICO greater than 739	27.3%	27.3%	27.1%	27.1%	25.0%	24.1%	20.2%	19.7%

Modified pool risk in force by loan type(2):
- Fixed	31.0%	32.1%	35.5%	32.5%	41.3%	43.2%	47.9%	49.9%
- ARM (positive amortization)	55.6%	56.1%	58.7%	65.8%	58.7%	56.8%	52.1%	50.1%
- ARM (potential negative amortization)	13.4%	11.8%	5.8%	1.7%	0.0%	0.0%	0.0%	0.0%

Modified pool risk in force by property type(2):
- Condominium	8.0%	7.3%	7.2%	6.7%	5.9%	4.8%	2.2%	1.4%
- Other (principally single-family detached)	92.0%	92.7%	92.8%	93.3%	94.1%	95.2%	97.8%	98.6%

Modified pool risk in force by occupancy status(2):
- Primary residence	73.7%	73.7%	73.9%	74.2%	74.2%	74.7%	74.9%	75.0%
- Second home	6.2%	6.0%	5.9%	5.9%	5.7%	5.7%	5.7%	5.3%
- Non-owner occupied	20.1%	20.3%	20.2%	19.9%	20.1%	19.6%	19.4%	19.7%

Modified pool risk in force by mortgage amount(2):
- $200,000 or less	38.4%	39.6%	41.9%	42.9%	46.4%	46.3%	47.1%	47.5%
- Greater than $200,000	61.6%	60.4%	58.1%	57.1%	53.6%	53.7%	52.9%	52.5%

(2)	Percentages represent distribution of direct risk in force (RIF) on a per policy basis and do not account for applicable stop loss amounts.

Triad Guaranty Inc.
Sequential Quarterly Statistical Information (con’t.)
(Unaudited)

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2006	2006	2006	2006	2005	2005	2005	2005	2004
	(Dollars in millions unless otherwise indicated)
Production
New insurance written (NIW):
- Primary flow business	$3,612	$2,844	$2,559	$1,947	$2,263	$3,091	$2,941	$2,161	$2,456
- Primary structured bulk business	304	436	385	1	—	2	—	30	20

Total Primary	3,916	3,280	2,944	1,948	2,263	3,093	2,941	2,191	2,476
- Modified Pool	2,130	2,956	2,980	4,606	2,255	4,526	1,798	2,103	1,606

Total NIW	$6,046	$6,236	$5,924	$6,553	$4,518	$7,619	$4,739	$4,294	$4,082

New risk written:
- Primary (gross)	$991	$865	$730	$490	$583	$822	$723	$540	$642
- Modified Pool	78	106	92	142	55	97	46	62	46

Total new risk written	$1,069	$971	$822	$633	$638	$919	$769	$602	$688

Primary NIW by loan-to-value ratio (LTV):
- Greater than 95%	16.2%	20.7%	12.2%	10.1%	11.0%	14.1%	11.6%	13.2%	13.7%
- 90.01% to 95.00%	25.3%	23.3%	22.0%	25.0%	35.9%	43.0%	30.7%	30.1%	32.9%
- 90.00% and below	58.5%	56.0%	65.8%	64.9%	53.1%	42.9%	57.7%	56.7%	53.4%

Percent of Primary NIW from refinancings	41.5%	28.9%	32.5%	33.5%	28.6%	26.5%	33.6%	34.9%	30.1%

Percent of Primary flow NIW subject to captive reinsurance arrangements	31.9%	61.5%	61.2%	55.1%	55.1%	58.1%	54.6%	47.4%	52.8%
Note: The Company periodically enters into structured transactions involving loans that have insurance effective dates within the current reporting period but for which detailed loan information regarding the insured loans is not provided until later. When this occurs, the Company accrues due premium in the reporting period based on each loan’s insurance effective date; however, the loans are not reflected in the Company’s in force and related data totals until the loan level detail is reported to the Company. At December 31, 2006, the Company had approximately $119 million of structured transactions with effective dates within the fourth quarter for which loan level detail had not been received.

Triad Guaranty Inc.
Sequential Quarterly Statistical Information (con’t.)
(Unaudited)

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2006	2006	2006	2006	2005	2005	2005	2005	2004
	(Dollars in millions unless otherwise indicated)
Delinquencies and Claim Information

Total primary delinquent loans	5,565	5,201	5,001	5,302	5,617	4,537	4,189	4,319	4,430
- Flow business	5,265	4,892	4,666	4,908	5,147	4,097	3,752	3,872	3,940
- Bulk business	300	309	335	394	470	440	437	447	490

Total modified pool delinquent loans	3,001	2,387	1,944	2,055	2,136	1,565	1,549	1,553	1,492
- Structured with deductibles	1,897	1,578	1,330	1,383	1,388	920	829	748	634
- Structured without deductibles	1,104	809	614	672	748	645	720	805	858

Total primary delinquency rate	2.47%	2.37%	2.31%	2.46%	2.58%	2.07%	1.91%	1.98%	2.03%

Modified Pool delinquency rate	2.67%	2.16%	1.81%	2.02%	2.51%	2.00%	2.60%	2.81%	3.07%

Primary average severity ($ thousands)	$28.1	$25.7	$25.8	$26.2	$26.2	$26.2	$28.9	$24.7	$24.1
- Flow business	$27.9	$25.0	$25.0	$26.0	$24.9	$26.1	$29.0	$24.9	$23.6
- Bulk business	$29.8	$37.6	$32.5	$27.4	$40.5	$27.4	$27.6	$21.0	$28.4

Primary net paid claims ($ thousands)	$15,100	$13,016	$13,501	$13,305	$11,562	$11,982	$12,147	$8,681	$7,138
- Flow business	$13,880	$11,887	$11,614	$11,444	$10,021	$10,555	$10,931	$8,283	$6,172
- Bulk business	$1,220	$1,129	$1,887	$1,861	$1,540	$1,427	$1,216	$398	$966

Modified Pool average severity ($ thousands)	$26.2	$18.8	$19.4	$16.4	$18.0	$22.0	$24.5	$17.6	$14.7

Modified Pool net paid claims ($ thousands)	$1,493	$603	$930	$1,100	$862	$1,475	$1,150	$970	$1,193

Financial Information

Loss ratio — GAAP	70.9%	35.7%	34.1%	34.1%	48.9%	38.4%	42.0%	27.4%	27.0%
Expense ratio — GAAP	22.8%	24.8%	25.6%	25.6%	26.4%	26.1%	26.4%	28.1%	27.8%
Combined ratio — GAAP	93.7%	60.5%	59.7%	59.7%	75.3%	64.5%	68.4%	55.5%	54.8%

Risk-to-capital ratio	12.5:1	12.0:1	11.8:1	12.3:1	12.6:1	13.0:1	13.1:1	13.7:1	14.0:1

SUPPLEMENTAL INFORMATION FOR DECEMBER 31, 2006
Exhibit 1 Review of Fourth Quarter Reserve Increase
Exhibit 2 Incurred Losses Supplemental Information
a.	Paid Loss and Reserve Analysis for the Nine Quarters Ended December 2006

b.	Rollforward of Reserve Change From September 30, 2006 to December 31, 2006

c.	Overall Severity for Last Five Quarters

d.	Claims Settlement Methods — Mitigation Impact for Last Five Quarters

e.	Average Severity by Claims Settlement Method for the Last 5 Quarters

f.	Average Paid Claim Severity as Percent of Risk on Paid Claims

Exhibit 1
REVIEW OF FOURTH QUARTER RESERVE INCREASE
     There are many positive and encouraging trends to be found in the fourth quarter numbers – 29% premium growth from excellent production and strong persistency, solid portfolio performance, and an improving expense ratio. However, the reserve increase may overshadow our quarterly performance, since the size of the increase was not anticipated. We hope this summary will provide Triad’s perspective on the reserve increase and explain what occurred during the quarter that led us to make the increase.
     Exhibit 2b included with this earnings release illustrates that the reserve change this quarter is a function of three separate components – 1) $5.8 million is associated with the normal change in the default inventory in terms of count and mix; 2) $4.9 million has to do with changing expectations and model refinements on frequency; and 3) the largest portion of the increase, $12.6 million, is a function of new trends in severity which first became apparent this quarter. Comments regarding each of the components of the quarterly reserve change follows.
     In regards to the change in default inventory, we are fortunate to have avoided some of the most problematic areas of the lending business, such as sub prime and second liens. We believe the quality of our portfolio remains strong, evidenced by the fact that our year-end reserved defaults are up just 5% from December 31, 2005, even with our recent growth over the past few years. A review of the portfolio’s credit quality, in terms of FICO scores and delinquency rates, demonstrates that the portfolio credit quality has remained steady. The net message is that default counts showed a moderate increase for the quarter and reflect the consistent quality of our portfolio. The normal changes in the default inventory added $5.8 million to reserves this quarter.
     We continually monitor reserves and claim development. As new data emerges, we consider its impact on our reserve calculation and, when necessary, make changes to our estimates. During the first three quarters of 2006 we refined our segmentation for the reserve calculation and monitored emerging trends. The result of the changes through the

1

Exhibit 1
first three quarters of the year was an 18% increase in reserves compared to a 5% decline in reserved defaults over the same period. During the first nine months of the year, we were adjusting our reserves upward. In the fourth quarter, these changes continued. We increased the frequency factors, which had a $3.8 million impact and, at the same time, eliminated a lag in processing that had a $1.1 million impact on reserves. The total change resulting from the continuous review process added $4.9 million to reserves in the quarter.
     The severity increase in the reserves had the most impact and reflects a new view we have for the future. As shown in Exhibit 2d, during the fourth quarter we saw a significant change in our ability to reduce claims through our traditional mitigation processes, which we believe is related to problems in the housing market. In many cases we are able to pay less than the full amount of our coverage because the property is sold during the foreclosure process, and these presales prior to foreclosure generally serve to reduce our loss. When the property does not sell prior to foreclosure, we often pay the full amount of our coverage, which we call a full option settlement. In the fourth quarter, full option settlements became a larger percent of our paid claims, creating an increase in severity. A little over half of the severity increase on paid claims during the quarter was due to the increase in the percentage of full option settlements compared to those which were mitigated. The remainder of the increase in the quarter’s severity is due to the increase in our risk exposure that we have anticipated because of growth in our loan size over the past few years. While the impact on paid claims for the quarter due to the severity increase was between $1 million and $2 million, it focused our attention on the potential effect on our future claim payments should this trend continue. We believe the primary cause of the shift towards full option settlement was the general weakness in the housing market reducing our opportunities to mitigate the claims through pre-sales prior to foreclosure, or through our own purchase of the property. As a direct result of the emergence of this new trend during the fourth quarter, and in light of the deteriorating housing market, it was determined that the prudent course of action was to increase our severity factors utilized in our reserving methodology.

2

Exhibit 1
     To place this into perspective, the new data suggests that future severity per paid claim will be in the vicinity of $31,000 based on the current default inventory. This required that reserves be increased this quarter by $12.6 million, in addition to the roughly $1 million to $2 million increase in paid claims.
     In summary, given the information that we were presented with in the fourth quarter, we believe it was necessary to increase our severity factors to reflect the current conditions. Ignoring the signals from the housing market was not an option. House price declines on a year-over-year basis and the inventory of existing homes increasing from 5.1 months supply at December 2005 to 7.4 months at the end of October 2006 are facts that cannot be dismissed. We see nothing in the current economic environment that would lead us to believe that the severity factors will improve during the expected period of claim development on the existing defaults. Going forward, we will continue to monitor our claim development and adjust our factors as new information becomes available to us.
- ### -
     This document may contain forward-looking statements that involve various risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Attention is directed to the discussion of risk and uncertainties as part of the Safe Harbor statement under the Private Securities Litigation Reform Act of 1995 contained in the Company’s most recent annual report, Form 10-K and other reports filed with the Securities and Exchange Commission.

3

Exhibit 2a
PAID LOSSES AND RESERVE ANALYSIS

	As of and for the Quarter Ended
	12/31/06	09/30/06	06/30/06	03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04
	(in 000s except counts)
PAID LOSS INFORMATION

Primary
Paid Claims excluding Loss Adjustment Expenses	$15,100	$13,016	$13,502	$13,305	$11,562	$11,982	$12,147	$8,681	$7,138
Average Severity	$27.9	$25.0	$25.0	$26.0	$24.9	$26.1	$29.0	$24.9	$23.6
Number of Paid Claims	538	506	523	506	441	457	451	352	296
Trailing 12 Months Number of Paid Claims	2,073	1,976	1,927	1,855	1,701	1,556	1,438	1,248	1,104

Modified Pool
Paid Claims excluding Loss Adjustment Expenses	$1,493	$603	$930	$1,078	$862	$1,475	$1,150	$970	$1,193
Average Severity	$27.7	$27.9	$26.6	$21.8	$27.9	$24.4	$26.0	$18.5	$18.8
Number of Paid Claims	57	32	48	67	48	67	47	55	81
Trailing 12 Months Number of Paid Claims	204	195	230	229	217	250	242	224	186

Total Paid Losses
Paid Claims excluding Loss Adjustment Expenses	$16,593	$13,619	$14,432	$14,383	$12,424	$13,457	$13,297	$9,651	$8,331
Average Severity	$27.9	$25.3	$25.3	$25.1	$25.4	$25.7	$26.7	$23.7	$22.1
Number of Paid Claims	595	538	571	573	489	524	498	407	377
Trailing 12 Months Number of Paid Claims	2,277	2,171	2,157	2,084	1,918	1,806	1,680	1,472	1,290

RESERVE INFORMATION

TOTAL RESERVES	$84,352	$60,123	$54,905	$52,614	$51,074	$41,823	$38,576	$34,825	$34,042

Reserves per Default
Number of Defaults Without Deductibles (1)	6,668	6,009	5,614	5,973	6,364	5,182	4,909	5,124	5,288
Reserves per Defaults without Deductibles	$12.7	$10.0	$9.8	$8.8	$8.0	$8.1	$7.9	$6.8	$6.4

Reserves as Percent of Risk in Default
Risk in Default (without deductibles)	$265,415	$220,204	$197,014	$204,934	$220,030	$180,154	$168,368	$179,605	$184,678
Average Risk per Default (without deductibles)	$39.8	$36.6	$35.1	$34.3	$34.6	$34.8	$34.3	$35.1	$34.9
Reserves as Percent of Risk at Default	32%	27%	28%	26%	23%	23%	23%	19%	18%

Reserves to Paid Loss Ratios
Most Recent Quarter Annualized Net Paid Losses and LAE	$68,283				$50,910				$34,203
Ratio of Reserve to Most Recent Quarter Annualized Paid Losses	1.24				1.00				1.00
Paid Losses for Trailing 12 Months	$60,949				$49,822				$29,007
Ratio of Reserve to Paid Losses for Trailing 12 Months	1.38				1.03				1.17

(1)	Reserves for defaults under Modified Pool transactions with deductibles are not recorded until the losses for submitted claims plus the calculated reserve for defaults exceed the amount of deductible under the transaction. At December 31, 2006 there are no transactions where the submitted losses plus reserve for defaults exceed the deductible.

Exhibit 2b
RESERVE ROLLFORWARD — September 30, 2006 to December 31, 2006
Reserve Change Analysis used in Estimating Components of Fourth Quarter 2006 Reserve Increase
($ in thousands)

Reserve Reported at September 30, 2006	$60,123

Change in and Seasoning of the Default Inventory	5,800	(1)

Frequency Factor and Process Changes:
Elimination of lag in processing	1,101	(2)
Frequency Factor update	3,837	(3)

Total Factor and Process Change	4,938

Increase in Severity Factors	12,590	(4)

Increase in Reserve for Loss Adjustment Expense	901

Change from September 30, 2006 to December 31, 2006	24,229

Reported Reserve at December 31, 2006	$84,352

(1)	Represents the change in reserve from applying the actual reserve factors used at September 30, 2006 against the December 31, 2006 default inventory

(2)	During the fourth quarter a process change was made to eliminate lag in reporting for information received from servicers near quarter end. An estimated reserve for these defaults was included in the incurred but not reported reserve, but the defaults were not included in the default counts

(3)	Represents the change in reserve from applying December 31, 2006 frequency factors to the September 30, 2006 default inventory

(4)	The change was derived by multiplying the increase in the average reserve per default by line of business from September 30, 2006 to December 31, 2006, times the December 31, 2006 defaults by line of business and then subtracting the change generated by the frequency factor update described in item (3)

PAID CLAIMS AVERAGE SEVERITY Five Quarters Ended December 2006
Q4 2005 Q1 2006 Q2 2006 Q3 2006 Q4 2006 Average Severity $ 25.4 $ 25.1 $ 25.3 $ 25.3 $ 27.9

CLAIMS SETTLEMENT METHODS Five Quarters Ended December 2006

AVERAGE SEVERITY BY SETTLEMENT METHOD Five Quarters ended December 31, 2006

PAID CLAIMS AS PERCENT OF RISK Five Quarters Ended December 31, 2006
Q4 2005 Q1 2006 Q2 2006 Q3 2006 Q4 2006 Percent of Risk Paid 80.5% 84.3% 81.5% 81.8% 89.7%